EXHIBIT 12.1
THE HERSHEY COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands of dollars except for ratios)
(unaudited)

	Six Months Ended
	June 29, 2014	June 30, 2013
Earnings:

Income before income taxes	$639,051	$616,007

Add (deduct):

Interest on indebtedness	44,103	46,140
Portion of rents representative of the interest factor (a)	4,754	3,768
Amortization of debt expense	556	555
Amortization of capitalized interest	1,153	1,085
Adjustment to exclude noncontrolling interests in subsidiaries and income from equity investee	46	(2,111)

Earnings as adjusted	$689,663	$665,444

Fixed Charges:

Interest on indebtedness	$44,103	$46,140
Portion of rents representative of the interest factor (a)	4,754	3,768
Amortization of debt expense	556	555
Capitalized interest	2,296	641

Total fixed charges	$51,709	$51,104

Ratio of earnings to fixed charges	13.34	13.02
NOTE:

(a)	Portion of rents representative of the interest factor consists of one-third of rental expense for operating leases.